Subsidiaries

         Headwaters has organized several special purpose entities to facilitate its alternative fuel business and other business opportunities. The entities are listed with Headwaters' position and interest in the entity as of December 1, 2000:

* Alabama Synfuel #1 Ltd., a Delaware limited partnership of which Headwaters serves as general partner and owns 100%

* Utah Synfuel #1 Ltd., a Delaware limited partnership of which Headwaters serves as general partner and owns 100%

* Commonwealth Synfuel, L.L.C., a Utah limited liability company of which Headwaters is managing member and owns 100%

* Kwai Financial, Inc., a Delaware corporation of which Headwaters is the sole stockholder

* Engineered Materials Exchange, Inc., a Delaware corporation of which Headwaters is 96% stockholder